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Asia Pacific Bangkok Beijing Brisbane Hanoi Ho Chi Minh City Hong Kong Jakarta* Kuala Lumpur* Manila* Melbourne Seoul Shanghai Singapore Sydney Taipei Tokyo Yangon	October 8, 2015 United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 3720 Washington, DC 20549-7010	By EDGAR and courier
Attention: Mr. Larry Spirgel

Re:	Helen of Troy Limited
Form 10-K for Fiscal Year Ended February 28, 2015
Filed April 29, 2015
File No. 1-14669

Europe, Middle East & Africa

Abu Dhabi

Almaty

Amsterdam

Antwerp

Bahrain

Baku

Barcelona

Berlin

Brussels

Budapest

Cairo

Casablanca

Doha

Dubai

Dusseldorf

Frankfurt/Main

Geneva

Istanbul

Jeddah*

Johannesburg

Kyiv

London

Luxembourg

Madrid

Milan

Moscow

Munich

Paris

Prague

Riyadh*

Rome

St. Petersburg

Stockholm

Vienna

Warsaw

Zurich

Latin America

Bogota

Brasilia**

Buenos Aires

Caracas

Guadalajara

Juarez

Lima

Mexico City

Monterrey

Porto Alegre**

Rio de Janeiro**

Santiago

Sao Paulo**

Tijuana

Valencia

North America

Chicago

Dallas

Houston

Miami

New York

Palo Alto

San Francisco

Toronto

Washington, DC

* Associated Firm

** In cooperation with Trench, Rossi e Watanabe Advogados

Dear Mr. Spirgel,

On behalf of our client, Helen of Troy Limited (the “Company”), we submit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 10, 2015 relating to the above-referenced Form 10-K (the “Form 10-K”). To facilitate your review, we have repeated each of your comments in italics with our responses set forth below each comment.  The numbering below corresponds to that used in the Staff’s comment letter.

Form 10-K for the Fiscal Year Ended February 28, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Tax Expense, page 54

1.                                      We refer you to page 100 and note that your effective tax rate was significantly affected by lower rates on your non-U.S. operations in each year presented. It appears as though separately discussing the foreign effective income tax rates is important information necessary to understanding your results of operations. Accordingly, please discuss in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you have lower statutory tax rates. You should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail. Please refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Response:

In response to the Staff’s comment, the Company will provide additional disclosure in the Company’s future annual reports to describe (i) due to the Company’s organization in Bermuda and the ownership structure of the Company’s foreign subsidiaries, an immaterial amount of its foreign income is subject to U.S. taxation on a permanent basis under current law and (ii) due to the ownership structure of its intellectual property, the Company has proportionally higher earnings in foreign jurisdictions with comparatively lower statutory tax rates.

The Company was reorganized in Bermuda in 1994 and many of its foreign subsidiaries are not directly or indirectly owned by a U.S. parent company.  As such, the vast majority of the Company’s foreign income is not subject to U.S. taxation on a permanent basis under current law.  Additionally, the Company’s intellectual property is largely owned by foreign subsidiaries of the Company, resulting in proportionally higher earnings in jurisdictions with lower statutory tax rates, which decreases the Company’s overall effective tax rate. The taxable income earned in each jurisdiction, whether U.S. or foreign, is determined by the subsidiary’s operating results, the transfer prices earned on any intercompany transactions and the tax regulations in the related jurisdictions.  Transfer prices for transactions within the group are determined based on the functions and risks of each subsidiary and international transfer pricing rules and regulations.

Financial Condition, Liquidity and Capital Resources, page 57

2. Since your foreign operations are significant, please tell us and:

•                                          Disclose the amount of cash, cash equivalents and short-term investments held by your foreign subsidiaries as compared to your total amount of cash, cash equivalents and short-term investments as of year-end;

•                                          Quantify the amount of cash held in foreign countries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity;

•                                          Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds; and

•                                          Disclose if it is your intent is to permanently reinvest these foreign amounts outside the U.S. and whether your current plans demonstrate a need to repatriate the foreign amounts to fund your U.S. operations including debt repayment.

Please refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.03.a.

Response:

•                  As of February 28, 2015, the amount of cash and cash equivalents held by the Company’s foreign subsidiaries was $15,267,000, compared to total consolidated cash and cash equivalents of $12,295,000. The cash and cash equivalents balance in the U.S. represents a net cash clearing balance of ($2,972,000). The Company held no short term investments at February 28, 2015.

•                  The amount of cash held in foreign countries where the funds are not readily convertible into other foreign currencies, including the U.S. dollar, totaled $0.73 million as of February 28, 2015 and is disclosed on page 82 of the Form 10-K. The restricted cash relates entirely to cash denominated in Venezuelan Bolivars. Related disclosure was not included under Financial Condition, Liquidity and Capital Resources as this amount is not material to the Company’s liquidity and cash flow needs.

•                  The Company is organized in Bermuda. Its foreign subsidiaries that are not directly or indirectly owned by a U.S. parent company produce the vast majority of the Company’s foreign sourced earnings. As a result, an immaterial amount of the Company’s foreign sourced earnings is subject to U.S. taxation.

•                  The Company plans to permanently reinvest the cash and cash equivalents held in foreign subsidiaries owned by a U.S. parent company (“CFCs”). The Company does not have a need to repatriate the foreign amounts to fund any of its U.S. operations, including the repayment of debt. If the funds were not permanently reinvested, the Company does not believe the tax impact would be material.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11 — Income Taxes, page 100

3.                                      We note the caption in your income tax rate reconciliation, “Decrease in income taxes due to income from non-U.S. operations subject to varying income tax rates.” Please explain to us what the foreign rate differential represents in each of the three years presented. As part of your response, explain how the foreign rate differential is determined in each fiscal year and provide us with an analysis of the significant components of this item.

Response:

The overall foreign effective tax rates for the fiscal years ended 2015, 2014 and 2013 were 0.5%, 7.5% and 2.7%, respectively, which includes net benefits from certain discrete items not separately listed in the rate reconciliation table. These foreign effective tax rates can be derived using the information provided in the tables on page 100 of the Form 10-K. The effective tax rates for all of the Company’s subsidiaries, U.S. and foreign, are individually calculated. The foreign rate differential is derived from the summation of the taxable income and tax expense for all the foreign entities, less any items that are separately disclosed, such as the impact of the Company’s operations in Macau.

The Company notes that its management considered whether the Company’s income tax rate reconciliation schedule should begin with the expected effective income tax rate at the Bermuda statutory rate of zero.  However, upon evaluation and comparison to other similarly situated registrants organized outside of the U.S., such as Tyco International Ltd., Ingersoll-Rand plc and Accenture plc, the Company’s management concluded that beginning the reconciliation with the U.S. statutory rate is consistent with the disclosure of those registrants and, the Company believes, the majority of registrants in the U.S. Additionally, the Company’s management believes this disclosure is consistent with the Company’s competitors and the companies it believes are used by many of its investors in their comparative evaluations.

4.                                      We note the significant effect of zero tax rate in Macau in your income tax rate reconciliation and were unable to find any discussion of your operations in Macau and how they resulted in such a material decrease in your effective tax rate. In sufficient detail please tell us about your income generating activities in Macau and why you have no tax liability associated with the related income. Tell us about reviews that have been conducted by the various tax authorities and the related risks associated with your tax position.

Response:

The Company’s operation in Macau is responsible for the sourcing and procurement of the vast majority of the products that the Company sells.  A tax incentive, in the form of a tax holiday, has been granted to the Company’s Macau subsidiary to encourage economic development.  The tax holiday is indefinite and conditional on the Company meeting certain employment and investment thresholds.  Because the Macau subsidiary is not directly or indirectly owned by a U.S. parent company, there is no U.S. tax liability associated with the income generated in Macau.  The Company’s Macau subsidiary generates income from the sale of the goods that it has sourced and procured.  The taxable income earned by Macau is determined primarily through the use of various transfer pricing studies.

The Company has been audited by taxing authorities numerous times in many of the jurisdictions in which it operates.  Please see page 102 of the Form 10-K for disclosure relating to tax reviews occurring in jurisdictions outside of the U.S. For the last eleven years of filed returns, the Company’s consolidated U.S. tax return has been audited for fiscal years 2004, 2005, 2007, 2008, 2011 and 2012.  During these audits, the U.S. Internal Revenue Service (“IRS”) normally evaluates the transfer prices earned by the U.S. subsidiaries that utilize the Macau subsidiary to source and procure their goods.  The risk with the Company’s tax position is that the IRS could assert that the transfer price earned by the U.S. subsidiaries does not fall within an arm’s length range.  During the eleven years of tax return audit history cited above, the IRS has not made a proposed adjustment with respect to transfer pricing.  The Company believes that any future risk of material adjustment associated with this tax position is remote.

5.                                      Please tell us the amount of undistributed earnings of foreign subsidiaries that are considered to be indefinitely reinvested, the deferred tax liability for unrepatriated foreign earnings; and how you complied with the disclosure requirements of ASC 740-30-50-2.

Response:

The amount of undistributed earnings of CFCs of the Company that are considered to be indefinitely reinvested is less than $72 million. The deferred tax liability for undistributed foreign earnings is $0 because the foreign earnings are expected to be permanently reinvested or the investments are essentially permanent in duration.

In response to the Staff’s comment, the Company will provide additional disclosure in the Company’s future annual reports regarding the amount of undistributed earnings and a description that the Company has not recognized a deferred tax liability because its foreign investments are permanent in duration.

*     *     *

In response to your request, the Company has authorized us to acknowledge on its behalf that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please do not hesitate to contact me at (214) 978-3042 or Vince Carson of the Company at (915) 225-8033.

Regards,

/s/ Crews Lott
Crews Lott Partner 214-978-3042 Crews.Lott@bakermckenzie.com

Cc:	Terry French United States Securities and Exchange Commission By EDGAR and courier

Brian L. Grass Helen of Troy Limited By email